Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

FIRST HALF 2020 FINANCIAL RESULTS

Singapore, August 27, 2020: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or “Company” or “we” or “us” or “our”), a global provider of maritime transportation services in the drybulk and product tanker sectors, today announced its first half 2020 earnings results for the period ended June 30, 2020.

Financial Highlights for the First Half of the Year Ended June 30, 2020(1)

▪	Revenues of $167.1 million
▪	Gross profit of $8.9 million
▪	Adjusted EBITDA of $28.8 million(2)
▪	Loss for the period attributable to owners of the Company of ($10.5 million) or ($0.55) per ordinary share including ($4.2 million) impairment losses on vessel sales and disposal of assets
▪	Handysize and supramax/ultramax TCE per day of $5,773 and $9,163, respectively, outperformed the Baltic Handysize TC Index (“BHSI”)(3) and Baltic Supramax-58 TC Index (“BSI-58”)(3) benchmarks by approximately 56% and 60% respectively(1)(2)
▪	Medium range (“MR”) tanker TCE per day of $19,343, and small tanker TCE per day of $11,368(1)(2)
▪	Period end cash and bank balances of $44.7 million and restricted cash of $10.6 million.

(1) Our segment results include the proportionate share of our joint ventures, which differs from the consolidated statements of profit or loss in our unaudited interim condensed consolidated financial statements which account for our investments in joint ventures under the equity method.

(2) Adjusted EBITDA and TCE per day are non-GAAP financial measures. For the definitions of these non-GAAP financial measures and the reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to the definitions and reconciliations in “Non-GAAP Financial Measures” at the end of this press release.

(3) BHSI and BSI-58 adjusted for 5% commissions to be comparable to Grindrod Shipping’s TCE per day.

Operational Highlights for the First Half of the Year Ended June 30, 2020

▪	On January 31, 2020, a subsidiary of IVS Bulk entered into a $13.1 million senior secured credit facility with Showa Leasing Co., Ltd., and on February 10, 2020, IVS Bulk and the Company, as joint and several borrowers, entered into a $114.1 million senior secured credit facility with Credit Agricole Corporate and Investment Bank and Hamburg Commercial Bank AG. Both of these facilities were drawn down in full on February 13, 2020 and the proceeds were applied by IVS Bulk to refinance its subsidiaries’ existing senior secured credit facilities, repay other indebtedness of IVS Bulk and for general corporate purposes. In respect of the $114.1 million senior secured credit facility, on June 30, 2020, we and IVS Bulk agreed with the lenders to reduce the minimum amount of the adjusted minimum net worth covenant, as at June 30, 2020, from $100.0 million to $50.0 million.
▪	On February 13, 2020, our wholly owned subsidiary Grindrod Shipping Pte. Ltd., or GSPL, entered into a $35.8 million senior secured credit facility with Sankaty European Investments III S.A.R.L., or Sankaty, which was drawn down in full on February 13, 2020 to partly finance the acquisition of the 33.25% ordinary and preference shareholding of Regiment Capital Ltd., or Regiment, in IVS Bulk.

▪	The IVS Bulk joint venture was restructured effective February 14, 2020 when our wholly owned subsidiary GSPL acquired all of Regiment’s 33.25% interest in IVS Bulk for a combined amount of $44.1 million increasing its shareholding to 66.75% and entered into a new shareholders’ agreement with the other remaining shareholder, Sankaty, that grants GSPL control of key aspects of the corporate governance of IVS Bulk, as a result of which the financials of IVS Bulk are consolidated into our financial statements following the acquisition of the additional 33.25% rather than being accounted for under the equity accounting method, as has previously been the case. In the implementation of the above-mentioned acquisition, IVS Bulk redeemed, pro rata, $7.7 million of its preferred equity and repaid loans from Sankaty and GSPL totaling $11.1 million.
▪	On April 16, 2020, April 16, 2020 and May 8, 2020, the parties to the relevant agreements entered into amendments to our $27.0 million senior secured credit facility, our $100.0 million senior secured credit facility and our $29.9 million senior secured credit facility, respectively, the purpose of which was to amend the definitions of consolidated current assets and consolidated current liabilities for purposes of the working capital covenant stipulated in these facilities, in each case such that the determination of the consolidated current assets and consolidated current liabilities of Grindrod Shipping excludes any adjustments made for IFRS 16.
▪	On June 30, 2020, the parties to the relevant agreements entered into amendments to our $27.0 million senior secured credit facility, our $100.0 million senior secured credit facility, our $29.9 million senior secured credit facility, and our $114.1 million senior secured credit facility, respectively, to reduce the cash covenant to be tested as at June 30, 2020 and September 30, 2020 from $30 million to $20 million and to exclude from the determination of current liabilities the amount owed to Sankaty under the $35.8 million senior secured credit facility for purposes of testing, as at June 30, 2020 and September 30, 2020, the covenant that requires our current assets to exceed our current liabilities.
▪	On February 25, 2020, we agreed to amend the charterparty relating to IVS Pinehurst to extend the charter for a period of about five to seven months commencing May 3, 2020. We retain the option to purchase this vessel, but no longer have options to extend the period of the charter.
▪	We redelivered the long-term chartered-in supramax/ultramax drybulk carrier IVS Augusta on February 27, 2020.
▪	We sold the small products tanker Kowie for a gross price of $9.2 million with delivery to the buyers on February 28, 2020.
▪	We sold the medium range tanker Inyala for a gross price of $14.1 million with delivery to the buyers on June 4, 2020.
▪	We sold the medium range tanker Rhino for a gross price of $15.3 million with delivery to the buyers on June 25, 2020.
▪	We redelivered the long-term chartered-in medium range tanker Doric Pioneer on June 26, 2020.
▪	We achieved a top quartile ranking in the Webber Research: 2020 ESG Scorecard.

Recent Developments

▪	We redelivered the long-term chartered-in medium range tanker Doric Breeze on July 9, 2020.
▪	We have contracted to sell the 2004-built handysize bulk carrier IVS Nightjar to unaffiliated third-parties for a gross price of $5.1 million, with delivery to the buyers scheduled for 3Q 2020, although we can provide no assurances that the delivery will take place by that time or at all.
▪	As of August 19, 2020, we have contracted the following TCE per day(1)(2)(3):
-	Handysize: approximately 1,210 operating days at an average TCE per day of approximately $6,280

-	Supramax/ultramax: approximately 1,740 operating days at an average TCE per day of approximately $10,240
-	Tankers: approximately 150 operating days at an average TCE per day of approximately $12,220(4)

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(1) Our segment results include the proportionate share of our joint ventures, which differs from the consolidated statements of profit or loss in our unaudited interim condensed consolidated financial statements which account for our investments in joint ventures under the equity method.

(2) TCE per day is a non-GAAP financial measure. For the definition of this non-GAAP financial measure and the reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to the definitions and reconciliations in “Non-GAAP Financial Measures” at the end of this press release.

(3) Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.

(4) Excludes Matuku. We have combined the guidance for our tanker segment as we have only two medium range tankers and one small tanker trading spot.

CEO Commentary

Martyn Wade, the Chief Executive Officer of Grindrod Shipping, commented:

“Despite the extraordinary challenges due to the global pandemic, our operational results for the first half of 2020 were stronger than the first half of 2019 across the majority of our financial metrics. While total revenue remained stable at $167.1 million, our gross profit increased by 51% to $8.9 million and our adjusted EBITDA almost doubled to $28.8 million. Our first half 2020 results reflect the consolidation of IVS Bulk since February 14, 2020, following the acquisition of an additional 33.25% interest in, and obtaining control of, the entity.

“The IVS Bulk transaction completes one of our major objectives since we went public in June 2018, to simplify the Grindrod Shipping story with investors by reducing the number of unconsolidated joint ventures. The acquisition represents material growth for our company since 12 modern, Japanese-built, eco vessels are now fully consolidated into our financial statements.

“During this period, on the drybulk side, the historically poor weakness in freight rates was partially offset by strong chartering outperformance underpinned by our cargo contracts and active freight hedging during the period. Net of commissions, our handysize and supramax/ultramax vessels outperformed their respective Baltic Indices by $2,067/day, or 56%, and $3,444/day, or 60%, respectively. The product tanker market temporarily enjoyed historically strong earnings as the result of changes in refined product flows and demand for floating storage worldwide, thereby positively affecting our profitability. We took advantage of the strong market to divest three of our product tankers reinforcing our liquidity.

“Looking ahead, despite the improvement in certain regions, the pandemic continues to pose significant operational challenges and uncertainty. Chinese economic activity appears to have rebounded earlier than other countries, but still not enough to make up for the overall declines in demand. Industry experts expect demand to improve in 2021 while the drybulk orderbook continues to shrink to multi year lows. On the product tanker side, the release of tonnage held for storage back into trading has adversely affected rates. Demand is expected to recover in 2021 coupled with minimal fleet growth.

“In this environment, Grindrod Shipping continues to focus on our core strengths and competitive advantages including our modern, high quality, Japanese-built fleet, our ability to maximize revenue through the use of in-house commercial pools and cargoes, and our close commercial relationships with global and regional financial and industry players.”

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Results for the Six Months Ended June 30, 2020 and 2019

In comparison to the results for the first half of 2019, the results for the first half of 2020 were impacted by lower TCE per day rates achieved in our handysize and ultramax/supramax drybulk carrier segments, reflecting the weaker spot markets in these segments, and higher TCE per day rates achieved in our medium range tanker segments, reflecting the stronger spot market in this segment, whilst the TCE per day rate in the small tanker segment was lower due to local market and operational disruptions as a result of the COVID-19 pandemic. Vessel operating costs per day were lower in the handysize drybulk carrier and small tanker segments and higher in the supramax/ultramax drybulk carrier and medium range tanker segments for the first half of 2020 in comparison to the first half of 2019. Cost of sales decreased due to the lower charter hire costs as drybulk spot charter rates decreased in the first half of 2020 as well as a decrease in pool distributions to third parties following the purchase and consolidation of IVS Bulk. These decreases were partially offset by the increase in cost of ship sales as two medium range tankers and a small tanker were sold in the first half of 2020 compared to the sale of one handysize drybulk carrier and one small tanker in the first half of 2019. Other operating income (expense) improved in the first half of 2020 as compared to the first half of 2019 due to foreign exchange gains which were partly offset by higher vessel and other impairments. For the first half of 2020 in comparison to the first half of 2019, administrative expenses decreased, whilst share of losses of joint ventures and net interest paid increased.

Revenue was $167.1 million for the six months ended June 30, 2020 and $167.2 million for the six months ended June 30, 2019. Vessel revenue was $128.0 million for the six months ended June 30, 2020 and $147.7 million for the six months ended June 30, 2019.

In the drybulk business, handysize total revenue and supramax/ultramax total revenue was $38.6 million and $63.8 million, respectively, for the six months ended June 30, 2020, and $59.0 million and $72.0 million, respectively, for the six months ended June 30, 2019. Handysize vessel revenue and supramax/ultramax vessel revenue was $38.3 million and $63.6 million, respectively, for the six months ended June 30, 2020, and $50.2 million and $71.4 million, respectively, for the six months ended June 30, 2019.

In the tankers business, our medium range tankers and small tankers total revenues were $49.2 million and $12.6 million, respectively, for the six months ended June 30, 2020, and $27.6 million and $15.9 million, respectively, for the six months ended June 30, 2019. Medium range tankers and small tankers vessel revenues were $20.4 million and $3.5 million, respectively, for the six months ended June 30, 2020 and $20.3 million and $7.4 million, respectively for the six months ended June 30, 2019.

Handysize TCE per day was $5,773 per day for the six months ended June 30, 2020 and $7,030 per day for the six months ended June 30, 2019. Supramax/ultramax TCE per day was to $9,163 per day for the six months ended June 30, 2020 and $10,481 per day for the six months ended June 30, 2019.

Medium range tankers TCE per day was $19,343 per day for the six months ended June 30, 2020 and $14,276 per day for the six ended June 30, 2019. Small tankers TCE per day was $11,368 per day for the six months ended June 30, 2020 and $12,015 per day for the six months ended June 30, 2019.

Cost of sales was $158.2 million for the six months ended June 30, 2020 and $161.3 million for the six months ended June 30, 2019. In the drybulk business, our handysize segment and supramax/ultramax segment cost of sales was $43.1 million and $63.3 million, respectively, for the six months ended June 30, 2020 and $60.5 million and $72.6 million, respectively, for the six months ended June 30, 2019.

Handysize voyage expenses and supramax/ultramax voyage expenses were $18.7 million and $31.0 million, respectively, for the six months ended June 30, 2020 and $27.3 million and $37.1 million, respectively, for the six months ended June 30, 2019. Handysize vessel operating costs and supramax/ultramax vessel operating costs were $13.3 million and $5.7 million, respectively, for the six months ended June 30, 2020, and $11.9 million and $1.6 million, respectively, for the six months ended June 30, 2019. Handysize vessel operating costs per day were $4,808 per day for the six months ended June 30, 2020 and $4,980 per day for the six months ended June 30, 2019. Supramax/ultramax vessel operating costs per day were $4,666 per day for the six months ended June 30, 2020 and $4,428 per day for the six months ended June 30, 2019.

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The long-term charter-in costs per day for our supramax/ultramax fleet was $12,010 per day during the first six months of 2020. During this period, out of 3,555 operating days in the supramax/ultramax segment, 63.7% were fulfilled with owned/long-term chartered-in vessels and the remaining 36.3% with short-term chartered-in vessels.

In the tankers business, medium range tankers and small tankers cost of sales were $41.0 million and $12.0 million, respectively, for the six months ended June 30, 2020 and $24.5 million and $14.3 million, respectively, for the six months ended June 30, 2019.

Medium range tankers voyage expenses and small tankers voyage expenses were $0.0 million and $0.9 million, respectively, for the six months ended June 30, 2020 and $3.9 million and $1.1 million, respectively, for the six months ended June 30, 2019. Medium range tankers vessel operating costs and small tankers vessel operating costs were $4.6 million and $1.5 million, respectively, for the six months ended June 30, 2020 and $5.2 million and $3.5 million, respectively, for the six months ended June 30, 2019. Medium range tankers vessel operating costs per day were $6,664 per day for the six months ended June 30, 2020 and $6,576 per day for the six months ended June 30, 2019. Small tankers vessel operating costs per day were $6,377 per day for the six months ended June 30, 2020 and $6,516 per day for the six months ended June 30, 2019.

The long-term charter-in costs per day for our medium range tanker fleet was $15,300 per day during the first six months of 2020 and during this period all of the operating days in the medium range segment were fulfilled with owned/long-term chartered-in vessels. The Company did not have any long-term or short-term chartered-in small tankers during this period.

Gross profit was $8.9 million for the six months ended June 30, 2020 and $5.9 million for the six months ended June 30, 2019.

Other operating income (expense) was operating income of $2.2 million for the six months ended June 30, 2020 and operating expense of $4.8 million for the six months ended June 30, 2019.

Administrative expenses were $12.2 million for the six months ended June 30, 2020 and $13.3 million for the six months ended June 30, 2019.

Share of losses of joint ventures was a loss of $2.5 million for the six months ended June 30, 2020 and a loss of $1.5 million for the six months ended June 30, 2019.

Interest income was $0.4 million for the six months ended June 30, 2020 and $1.2 million for the six months ended June 30, 2019.

Interest expense was $8.6 million for the six months ended June 30, 2020 and $5.8 million for the six months ended June 30, 2019.

Income tax expense was $0.5 million for the six months ended June 30, 2020 and $0.6 million for the six months ended June 30, 2019.

Loss for the six months ended June 30, 2020 was $12.3 million and $19.0 million for the six months ended June 30, 2019. Loss attributable to owners of the Company for the six months ended June 30, 2020 was $10.5 million and $19.0 million for the six months ended June 30, 2019.

Net cash flows generated from (used in) operating activities was an inflow of $48.8 million for the six months ended June 30, 2020 and an outflow of $32.4 million for the six months ended June 30, 2019. Net cash (used in) generated from investing activities was an outflow of $25.6 million for the six months ended June 30, 2020 and an inflow of $31.2 million for the six months ended June 30, 2019. Net cash flows (used in) generated from financing activities was an outflow of $15.2 million for the six months ended June 30, 2020 and an inflow of $2.8 million for the six months ended June 30, 2019.

As of June 30, 2020, we had cash and bank balances of $44.7 million and restricted cash of $10.6 million.

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Conference Call details

Tomorrow, Friday, August 28, 2020, at 8:00 a.m. Eastern Daylight Time/ 2:00 p.m. South African Standard Time/ 8:00 p.m. Singapore Time, the Company's management will host a conference call and webcast to discuss the earnings results.

Conference Call details: Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 553 9962 (US Toll Free Dial In), +0808 238 0669 (UK Toll Free Dial In), +65 3158 5482 (Singapore Dial In), or +27 10 5003039 (South Africa Dial In), +44 (0) 2071 928592 (International Standard Dial In). Please quote “Grindrod” to the operator.

An audio replay of the conference call will be available until Friday, September 4, 2020, by dialing +1 866 331 1332 (US Toll Free Dial In), +44 (0)3333 009 785 (International Standard Dial In), +65 3158 3995 (Singapore Dial In), or 0800 014 706 (South Africa Toll Free Dial In). Access Code 5589569

Audio Webcast / Slides Presentation details

There will be an audio webcast of the conference call, accessible via the internet through the Grindrod Shipping website www.grinshipping.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation of the financial results for the first half ended June 30, 2020 will be accessible in PDF format 10 minutes prior to the conference call and webcast on the Investor Relations section of our website located at www.grinshipping.com. Participants to the webcast can download the PDF presentation. The conference call will take participants through the slide presentation on the website.

About Grindrod Shipping

Grindrod Shipping owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels and product tankers. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a fleet of 17 handysize drybulk carriers (including IVS Nightjar) and 14 supramax/ultramax drybulk carriers on the water with two chartered-in ultramax drybulk carriers under construction in Japan due be delivered between 3Q 2020 and 1Q 2021. The tanker business, which operates under the brand “Unicorn Shipping” (“Unicorn”) includes a fleet of three medium range tankers and one small tanker. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

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Fleet Table

The following table sets forth certain summary information regarding our fleet as of the date of this press release.

Drybulk Carriers — Owned Fleet (25 Vessels)

Vessel Name	Built	Country of Build	DWT	Ownership Percentage	Type of Employment
Handysize – Eco
IVS Tembe(3)	2016	Japan	37,740	66.75%	IVS Commercial(7)
IVS Sunbird(3)	2015	Japan	33,400	66.75%	IVS Handysize Pool
IVS Thanda(3)	2015	Japan	37,720	66.75%	IVS Commercial(7)
IVS Kestrel(3)	2014	Japan	32,770	66.75%	IVS Handysize Pool
IVS Phinda(3)	2014	Japan	37,720	66.75%	IVS Commercial(7)
IVS Sparrowhawk(3)	2014	Japan	33,420	66.75%	IVS Handysize Pool
Handysize
IVS Merlion	2013	China	32,070	100%	IVS Handysize Pool
IVS Raffles	2013	China	32,050	100%	IVS Handysize Pool
IVS Ibis	2012	Japan	28,240	100%	IVS Handysize Pool
IVS Kinglet(8)	2011	Japan	33,130	100%	IVS Handysize Pool
IVS Magpie(8)	2011	Japan	28,240	100%	IVS Handysize Pool
IVS Orchard	2011	China	32,530	100%	IVS Handysize Pool
IVS Knot(8)	2010	Japan	33,140	100%	IVS Handysize Pool
IVS Sentosa	2010	China	32,700	100%	IVS Handysize Pool
IVS Triview(1)	2009	Japan	32,280	51%	IVS Handysize Pool
IVS Kingbird	2007	Japan	32,560	100%	IVS Handysize Pool
IVS Nightjar(9)	2004	Japan	32,320	100%	IVS Handysize Pool
Supramax/Ultramax – Eco
IVS Prestwick	2019	Japan	61,300	100%	IVS Supramax Pool
IVS Okudogo	2019	Japan	61,330	100%	IVS Supramax Pool
IVS Swinley Forest(3)	2017	Japan	60,490	66.75%	IVS Supramax Pool
IVS Gleneagles(3)	2016	Japan	58,070	66.75%	IVS Supramax Pool
IVS North Berwick(3)	2016	Japan	60,480	66.75%	IVS Supramax Pool
IVS Bosch Hoek(3)	2015	Japan	60,270	66.75%	IVS Supramax Pool
IVS Hirono(3)	2015	Japan	60,280	66.75%	IVS Supramax Pool
IVS Wentworth(3)	2015	Japan	58,090	66.75%	IVS Supramax Pool

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Drybulk Carriers — Long-Term Charter-In Fleet (6 Vessels)

Vessel Name	Built	Country of Build	DWT	Charter-In Period	Type of Employment
Supramax/Ultramax – Eco
IVS Phoenix	2019	Japan	61,470	2022-24(2)	IVS Supramax Pool
IVS Hayakita(6)	2016	Japan	60,400	2023-26(2)	IVS Supramax Pool
IVS Windsor	2016	Japan	60,280	2023-26(2)	IVS Supramax Pool
IVS Pinehurst(6)	2015	Philippines(4)	57,810	2020	IVS Supramax Pool
IVS Crimson Creek	2014	Japan	57,950	2021	IVS Supramax Pool
IVS Naruo(6)	2014	Japan	60,030	2021-24(2)	IVS Supramax Pool

Drybulk Carriers Under Construction — Long-Term Charter-In Fleet (2 Vessels)

Vessel Name	Expected Delivery	Country of Build	DWT	Charter-In Period
Supramax/Ultramax – Eco
IVS Pebble Beach(6)	3Q 2020 – 4Q 2020	Japan	62,000	2022-24(2)
IVS Atsugi(6)	4Q 2020 – 1Q 2021	Japan	62,000	2022-24(2)

Tankers – Owned Fleet (4 Vessels)

Vessel Name	Built	Country of Build	DWT	IMO Designation	Ownership Percentage	Type of Employment
Medium Range Tankers – Eco
Matuku	2016	South Korea	50,140	II,III	100%	Bareboat Charter (Expires 2022)
Leopard Moon	2013	South Korea	50,000	III	100%	Vitol Commercial(5)
Leopard Sun	2013	South Korea	50,000	III	100%	Vitol Commercial(5)
Small Product Tankers
Breede	2009	China	16,900	II, III	100%	Spot Market and COA

(1)	Owned through a joint venture with Mitsui & Co., Ltd., or Mitsui, in which we have a 51% interest.
(2)	Expiration date range represents the earliest and latest redelivery periods due to extension options. For both IVS Pebble Beach and IVS Atsugi the expiration date range is based on assumed delivery in 2020.
(3)	Owned through IVS Bulk Pte. Ltd., a subsidiary in which we have a 66.75% interest.
(4)	Constructed at Tsuneishi Cebu Shipyard, a subsidiary of Tsuneishi Shipbuilding of Japan.
(5)	Our eco product tankers, other than Matuku, are commercially managed by Mansel Pte. Ltd. Mansel, an affiliate of Vitol, procures shipping for various oil cargoes traded by Vitol.
(6)	Includes purchase options for Grindrod Shipping.
(7)	Commercially managed by Grindrod Shipping alongside the IVS Handysize Pool.
(8)	Each of IVS Knot, IVS Kinglet and IVS Magpie has undergone separate financing arrangements in which we sold the vessel but retained the right to control the use of the vessel for a period up to 2030, 2031, and 2031, respectively, and we have an option to acquire the vessel commencing in each case in 2021. We regard the vessels as owned since we have retained the right to control the use of the vessel.
(9)	A wholly owned subsidiary of the Company has contracted to sell IVS Nightjar to an unaffiliated third party, with delivery scheduled in 3Q 2020. We can provide no assurances that the delivery will take place at that time or at all.

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Segment Results of Operations(1)

	Six months ended June 30,
(In thousands of U.S. dollars)	2020	2019

Drybulk Carriers Business
Handysize Segment
Revenue	$38,640	$58,983
Cost of sales	(43,136)	(60,479)
Supramax/Ultramax Segment
Revenue	$63,758	$71,963
Cost of sales	(63,317)	(72,569)

Tanker Business
Medium Range Tanker Segment
Revenue	$49,203	$27,647
Cost of sales	(41,047)	(24,510)
Small Tanker Segment
Revenue	$12,601	$15,917
Cost of sales	(11,966)	(14,284)

(1)	Segment results of operations include the proportionate share of joint ventures, which differs from the consolidated statements of profit or loss in our unaudited interim condensed consolidated financial statements which account for our investments in joint ventures under the equity method.

Selected Historical and Statistical Data of Our Operating Fleet(1)

Set forth below are selected historical and statistical data of our operating fleet for the six months ended June 30, 2020 and 2019 that we believe may be useful in better understanding our operating fleet’s financial position and results of operations(1). This table contains certain information regarding TCE per day, vessel operating costs per day and long-term charter-in costs per day which are non-GAAP measures. For a discussion and reconciliation of certain of these measures, see “Non-GAAP Financial Measures” at the end of this press release.

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	Six months ended June 30,
(In thousands of U.S. dollars)	2020	2019

Drybulk Carriers Business
Handysize Segment
Calendar days(2)	3,444	3,306
Available days(3)	3,418	3,285
Operating days(4)	3,385	3,262
Owned fleet operating days(5)	2,706	2,341
Long-term charter-in days(6)	-	-
Short-term charter-in days(7)	679	921
Fleet utilization(8)	99.0%	99.3%
TCE per day(9)	$5,773	$7,030
Vessel operating costs per day(10)	$4,808	$4,980
Long-term charter-in costs per day(11)	$-	$-
Supramax/Ultramax Segment
Calendar days(2)	3,657	3,285
Available days(3)	3,651	3,280
Operating days(4)	3,555	3,271
Owned fleet operating days(5)	1,138	358
Long-term charter-in days(6)	1,127	1,106
Short-term charter-in days(7)	1,290	1,807
Fleet utilization(8)	97.4%	99.7%
TCE per day(9)	$9,163	$10,481
Vessel operating costs per day(10)	$4,666	$4,428
Long-term charter-in costs per day(11)	$12,010	$12,695

Tankers Business
Medium Range Tankers Segment
Calendar days(2)	1,056	1,149
Available days(3)	1,056	1,149
Operating days(4)	1,054	1,149
Owned fleet operating days(5)	695	787
Long-term charter-in days(6)	359	362
Short-term charter-in days(7)	-	-
Fleet utilization(8)	99.8%	100%
TCE per day(9)	$19,343	$14,276
Vessel operating costs per day(10)	$6,664	$6,576
Long-term charter-in costs per day(11)	$15,300	$15,298
Small Tanker Segment
Calendar days(2)	241	541
Available days(3)	241	529
Operating days(4)	231	529
Owned fleet operating days(5)	231	529
Long-term charter-in days(6)	-	-
Short-term charter-in days(7)	-	-
Fleet utilization(8)	95.8%	100%
TCE per day(9)	$11,368	$12,015
Vessel operating costs per day(10)	$6,377	$6,516
Long-term charter-in costs per day(11)	$-	$-

10

(1)	Segment results of operations include the proportionate share of joint ventures, which differs from the consolidated statements of profit or loss in our unaudited interim condensed consolidated financial statements which account for our investments in joint ventures under the equity method.
(2)	Calendar days: total calendar days the vessels were in our possession for the relevant period.

(3)	Available days: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenue.
(4)	Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.
(5)	Owned fleet operating days: the number of operating days in which our owned fleet is operating for the relevant period.
(6)	Long-term charter-in days: the number of operating days in which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if the period of the charter we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our fleet, we will continue to regard them as part of our fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.
(7)	Short-term charter-in days: the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.
(8)	Fleet utilization: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.
(9)	TCE per day: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. Please see “Non-GAAP Financial Measures” at the end of this press release for a discussion of TCE revenue and a reconciliation of TCE revenue to revenue.
(10)	Vessel operating costs per day: vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days and excludes charter-in costs and charter-in days. Please see “Non-GAAP Financial Measures” at the end of this press release for a discussion of vessel operating costs per day.
(11)	Long-term charter-in costs per day: charter costs associated with long-term chartered-in vessels divided by long-term charter-in days for the relevant period. Please see “Non-GAAP Financial Measures” at the end of this press release for a discussion of long-term charter-in costs and its reconciliation to adjusted charter hire costs. That discussion also shows an analysis of adjusted charter hire costs split between long-term charter-in costs and short-term charter-in costs.

The average long-term charter-in costs per day for the supramax/ultramax fleet for the second half of 2020 is expected to be approximately $11,950/day. The average long-term charter-in costs per day for the medium range tanker fleet for the period July 1, 2020 through July 9, 2020 was $15,300 per day. As of July 10, 2020 we no longer have any long-term chartered-in medium range tankers in our fleet.

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Unaudited Interim Condensed Consolidated Statement of Financial Position

	30 June 2020	31 December 2019
	US$’000	US$’000
ASSETS

Current assets
Cash and bank balances	44,725	35,553
Trade receivables	14,458	13,173
Contract assets	2,793	3,844
Other receivables and prepayments	20,250	16,951
Due from joint ventures	720	3,855
Loans to joint ventures	1,006	1,037
Derivative financial instruments	594	173
Inventories	7,792	12,236
	92,338	86,822
Assets classified as held for sale	3,242	4,677
Total current assets	95,580	91,499

Non-current assets
Restricted cash	10,646	9,611
Loans to joint ventures	2,627	2,627
Ships, property, plant and equipment	495,773	305,197
Right-of-use assets	42,801	55,238
Interest in joint ventures	716	52,475
Other receivables and prepayments	600	-
Intangible assets	341	177
Goodwill	899	944
Deferred tax assets	1,004	1,299
Total non-current assets	555,407	427,568

Total assets	650,987	519,067

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	24,084	28,327
Contract liabilities	3,863	4,080
Due to related parties	18	4,796
Lease liabilities	20,787	24,300
Bank loans and other borrowings	80,781	20,696
Derivative financial instruments	928	-
Provisions	673	959
Income tax payable	3,512	3,096
	134,646	86,254
Liabilities directly associated with assets classified as held for sale	430	538
Total current liabilities	135,076	86,792

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Unaudited Interim Condensed Consolidated Statement of Financial Position (cont’d)

	30 June 2020	31 December 2019
	US$’000	US$’000
Non-current liabilities
Trade and other payables	173	221
Lease liabilities	24,395	33,646
Bank loans and other borrowings	213,949	144,548
Retirement benefit obligation	1,507	1,922
Total non-current liabilities	240,024	180,337

Capital and reserves
Share capital	320,683	320,683
Other equity and reserves	(26,810)	(18,176)
Accumulated losses	(60,257)	(50,569)
Equity attributable to owners of the Company	233,616	251,938
Non-controlling interests	42,271	-
Total equity	275,887	251,938

Total equity and liabilities	650,987	519,067

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Unaudited Interim Condensed Consolidated Statement of Profit or Loss

	Six months ended June 30,
(In thousands of U.S. dollars, other than per share data)	2020	2019
Revenue	$167,145	$167,220
Cost of sales
Voyage expenses	(52,411)	(74,382)
Vessel operating costs	(22,252)	(16,749)
Charter hire costs	(19,533)	(30,749)
Depreciation of ships, drydocking and plant and equipment– owned assets	(11,733)	(8,496)
Depreciation of ships and ship equipment – right-of-use assets	(13,336)	(13,821)
Other expenses	(605)	(352)
Cost of ship sale	(38,362)	(16,739)
Gross profit	8,913	5,932
Other operating income (expense)	2,173	(4,802)
Administrative expenses	(12,220)	(13,313)
Share of losses of joint ventures	(2,538)	(1,538)
Interest income	449	1,215
Interest expense	(8,634)	(5,815)
Loss before taxation	(11,857)	(18,321)
Income tax	(454)	(633)
Loss for the period	(12,311)	(18,954)

Loss for the period attributable to:
Owners of the Company	(10,495)	(18,954)
Non-controlling interests	(1,816)	-
	(12,311)	(18,954)

Loss per share attributable to owners of the Company:
Weighted average number of shares on which the per share figures have been calculated	18,925,969	19,063,833
- Basic and diluted	$(0.55)	$(0.99)

Unaudited Summary Statement of Cash Flows

The following table presents cash flow information for each of the six months ended June 30, 2020 and 2019.

	Six months ended June 30,
(In thousands of U.S. dollars)	2020	2019

Net cash flows generated from (used in) operating activities	$48,786	$(32,443)
Net cash (used in) generated from investing activities	(25,642)	31,171
Net cash flows (used in) generated from financing activities	(15,227)	2,770
Net increase in cash and cash equivalents	7,917	1,498
Cash and cash equivalents, beginning of period	32,386	33,498
Effect of exchange rate changes on the balance of cash held in foreign currencies	(1,144)	125
Cash and cash equivalents, end of period	39,159	35,121

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Non-GAAP Financial Measures

The financial information included in this press release includes certain “non-GAAP financial measures” as such term is defined in SEC regulations governing the use of non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with IFRS. For example, non-GAAP financial measures may exclude the impact of certain unique and/or non-operating items such as acquisitions, divestitures, restructuring charges, large write-offs or items outside of management’s control. Management believes that the non-GAAP financial measures described below provide investors and analysts useful insight into our financial position and operating performance.

TCE Revenue and TCE per day

TCE revenue is defined as vessel revenue less voyage expenses. Such TCE revenue, divided by the number of our operating days during the period, is TCE per day. Vessel revenue and voyage expenses as reported for our operating segments include a proportionate share of vessel revenue and voyage expenses attributable to our joint ventures based on our proportionate ownership of the joint ventures for the period the joint venture existed during the relevant period. The number of operating days used to calculate TCE per day also includes the proportionate share of our joint ventures’ operating days for the period the joint venture existed during the relevant period and also includes charter-in days.

TCE per day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters have to cover voyage expenses and are generally not expressed in per-day amounts while charter hire rates for vessels on time charters do not cover voyage expenses and generally are expressed in per day amounts.

Below is a reconciliation from TCE revenue to revenue for the six month periods ended June 30, 2020 and 2019.

	Six months ended June 30,
	2020			2019
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel Revenue
Handysize	38,273	(18,731)	19,542	50,228	(27,296)	22,932
Supramax/ultramax	63,565	(30,991)	32,574	71,401	(37,118)	34,283
Medium range tankers	20,389	(1)	20,388	20,294	(3,891)	16,403
Small tankers	3,518	(892)	2,626	7,437	(1,081)	6,356
Other drybulk carriers	122			-
Other tankers	2,592			2,569
Other revenue	39,148			19,542
Adjustments*	(462)			(4,251)

Revenue	167,145			167,220

*	Vessel revenue earned and voyage expenses incurred by the joint ventures are included within the operating segment information on a proportionate consolidation basis for the period the joint venture existed during the period. Accordingly, joint ventures proportionate financial information are adjusted out to reconcile to the unaudited interim condensed consolidated financial statements.

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Vessel operating costs per day

Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels during the period. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days for the period the joint venture existed during the relevant period and excludes charter-in costs and charter-in days.

Vessel operating costs per day is a non-GAAP performance measure commonly used in the shipping industry to provide an understanding of the daily technical management costs relating to the running of owned vessels.

Long-term charter-in costs and Long-term charter-in costs per day

Long-term charter-in costs is defined as the charter costs relating to chartered-in vessels included in our fleet from time to time, which are vessels for which the period of the charter that we initially commit to is 12 months or more, even if at a given time the remaining period of their charter may be less than 12 months (“long-term charter-in vessels”). Such long-term charter-in costs, divided by the number of operating days for the relevant vessels during the period, is long-term charter-in costs per day.

Before the application of IFRS 16 on January 1, 2019, long-term charter-in costs were included in charter hire costs in the statement of profit and loss. From January 1, 2019, charter hire costs in the statement of profit and loss only includes charter costs that meet the definition of short-term leases in terms of IFRS 16 which, due to practical expedients allowed under IFRS 16, for the period from January 1, 2019 to December 31, 2019 includes charter costs relating to some but not all of our long-term charter-in vessels, with the charter costs relating to the remainder of our long-term charter-in vessels presented as lease payments on ships. Accordingly, charter hire costs and lease payments on ships together comprise “adjusted charter hire costs”.

Long-term charter-in costs and long-term charter-in costs per day are non-GAAP performance measures used primarily to provide an understanding of the total costs and total costs per day relating to the charter-in of the Company’s long-term chartered-in vessels.

Below is a reconciliation from long-term charter-in costs to Adjusted charter hire costs.

	Six months ended June 30,
	2020
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs

Handysize	4,851	-	4,851	-	4,851	4,851
Supramax/ultramax	10,984	13,044	24,028	13,535	10,493	24,028
Medium range tankers	3,698	1,795	5,493	5,493	-	5,493
Small tankers	-	-	-	-	-	-
Others	-	-	-			-
Adjustments(*)	-	-	-			-
	19,533	14,839	34,372			34,372

	Six months ended June 30,
	2019
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs

Handysize	7,153	-	7,153	-	7,153	7,153
Supramax/ultramax	21,329	11,938	33,267	14,041	19,226	33,267
Medium range tankers	2,769	2,769	5,538	5,538	-	5,538
Small tankers	-	-	-	-	-	-
Others	-	-	-			-
Adjustments(*)	(502)	-	(502)			(502)
	30,749	14,707	45,456			45,456

*	Charter hire costs, Lease payments on Ships, Long-term charter-in costs and Short-term charter-in costs incurred by the joint ventures are included within the operating segment information on a proportionate consolidation basis. Accordingly, joint ventures’ proportionate financial information are adjusted out to reconcile to the unaudited interim condensed consolidated financial statements.

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EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before income tax, interest income, interest expense, share of losses of joint ventures and depreciation and amortization. For periods commencing January 1, 2019, interest expense and depreciation and amortization include amounts relating to leases and classified, as appropriate, as interest expense or depreciation – right of use assets under the application of IFRS 16. Adjusted EBITDA is EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-recurring, non-operating or other items that we believe are not indicative of the ongoing performance of our core operations.

EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by IFRS, and should not be considered in isolation or used as alternatives to loss for the period or any other indicator of our operating performance.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing our operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

The table below presents the reconciliation between loss for the period to EBITDA and Adjusted EBITDA for the six months ended June 30, 2020 and June, 30 2019.

	Six months ended June 30,
(In thousands of U.S. dollars)	2020	2019

Loss for the period	$(12,311)	$(18,954)
Adjusted for:
Income tax expense	454	633
Interest income	(449)	(1,215)
Interest expense	8,634	5,815
Share of losses of joint ventures	2,538	1,538
Depreciation and amortization	25,720	22,610

EBITDA	24,586	10,427

Adjusted for
Impairment loss recognized on ships	3,662	4,304
Impairment loss recognized on net assets of disposal group	576	-

ADJUSTED EBITDA	28,824	14,731

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Headline Loss and Headline Loss Per Share

The Johannesburg Stock Exchange, or JSE, requires that we calculate and publicly disclose Headline Loss Per Share and Diluted Headline Loss Per Share. Headline Loss Per Share is calculated using net income which has been determined based on IFRS. Accordingly, this may differ to the Headline Loss Per Share calculation of other companies listed on the JSE because such companies may report their financial results under a different financial reporting framework such as U.S. GAAP.

Headline Loss for the period represents Loss for the period attributable to owners of the Company adjusted for the re-measurements that are more closely aligned to the operating or trading results as set forth below, and Headline Loss Per Share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

The table below presents a reconciliation between Loss for the period attributable to owners of the Company to Headline Loss for the six months ended June 30, 2020 and June 30, 2019.

	Six months ended June 30,
(In thousands of U.S. dollars, other than per share data)	2020	2019
Reconciliation between loss for the period attributable to owners of the Company and headline loss:
Loss for the period attributable to owners of the Company	$(10,495)	$(18,954)
Adjusted for:
- Impairment loss recognized on ships	3,662	4,304
- Impairment loss recognized on net assets of disposal group	576	-
- Loss on disposals of plant and equipment	-	193
Headline Loss	(6,257)	(14,457)

Weighted average number of shares on which the per share figures have been calculated	18,925,969	19,063,833
Basic and diluted Loss Per Share	$(0.55)	$(0.99)
Basic and diluted Headline Loss Per Share	$(0.33)	$(0.76)

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act 1995 with respect to Grindrod Shipping’s financial condition, results of operations, cash flows, business strategies, operating efficiencies, competitive position, growth opportunities, plans and objectives of management, and other matters. These forward looking statements, including, among others, those relating to our future business prospects, revenues and income, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth below. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Grindrod Shipping at the time these statements were made. Although Grindrod Shipping believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Grindrod Shipping. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Grindrod Shipping’s future operating or financial results; the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region; the effects of the COVID-19 pandemic on our operations and the demand and trading patterns for both the drybulk and product tanker markets, and the duration of these effects; cyclicality of the drybulk and tanker markets, including general drybulk and tanker shipping market conditions and trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the drybulk and tanker shipping industries, including the market for Grindrod Shipping’s vessels; changes in the value of Grindrod Shipping’s vessels; changes in Grindrod Shipping’s business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; competition within the drybulk and tanker industries; seasonal fluctuations within the drybulk and tanker industries; Grindrod Shipping’s ability to employ its vessels in the spot market and its ability to enter into time charters after its current charters expire; general economic conditions and conditions in the oil and coal industries; Grindrod Shipping’s ability to satisfy the technical, health, safety and compliance standards of its customers, especially major oil companies and oil producers; the failure of counterparties to our contracts to fully perform their obligations with Grindrod Shipping; Grindrod Shipping’s ability to execute its growth strategy; international political and economic conditions including additional tariffs imposed by China and the United States; potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events; vessel breakdowns; corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate; fluctuations in interest rates and foreign exchange rates and the uncertainty surrounding the continued existence of the London Interbank Offered Rate; changes in the costs associated with owning and operating Grindrod Shipping’s vessels; changes in, and Grindrod Shipping’s compliance with, governmental, tax, environmental, health and safety regulations including the International Maritime Organization, or IMO 2020, regulations limiting sulfur content in fuels; potential liability from pending or future litigation; Grindrod Shipping’s ability to procure or have access to financing, its liquidity and the adequacy of cash flows for its operation; the continued borrowing availability under Grindrod Shipping’s debt agreements and compliance with the covenants contained therein; Grindrod Shipping’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of its vessels; Grindrod Shipping’s dependence on key personnel; Grindrod Shipping’s expectations regarding the availability of vessel acquisitions and its ability to buy and sell vessels and to charter-in vessels as planned or at prices we deem satisfactory; adequacy of Grindrod Shipping’s insurance coverage; effects of new technological innovation and advances in vessel design; Grindrod Shipping’s ability to realize the benefits of the separation from Grindrod Limited; Grindrod Shipping’s ability to operate as an independent entity; and the other factors set out in “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on June 5, 2020. Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events except as required by law.

Company Contact:

Martyn Wade / Stephen Griffiths

CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Daniela Guerrero

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com

19